UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2022

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F  ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ⌧

Investor Relations PRESS RELEASE

Televisa Reports Second Quarter 2022 Results

Consolidated
•	Net Revenue grew by 0.3% and Operating Segment Income (“OSI”) declined by 4.9%.

Cable
•	Ended the quarter with almost 18.4 million homes passed with our network.
•	Growth of 325 thousand Revenue Generating Units (“RGUs”), reaching about 15.3 million.
•	Revenue and OSI for our MSO operations increased by 3.8% and 5.0%, respectively.

Sky
•	Total RGUs of around 7.7 million, with 255 thousand net-disconnections.
•	Revenue and OSI fell by 7.7% and 24.1%, respectively, translating into a 33.1% margin.

Other Businesses
•	Strong growth at our Other Businesses segment driven by the economic reopening.
•	Solid revenue and OSI growth of 65.8% and 163.5% respectively, for a 22.5% margin.

Earnings Call Date and Time: Wednesday, July 27, 2022, at 9:00 A.M. ET.

Conference ID # is 2497010

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 1:00 P.M. ET with the access code 3947142 on July 27 and will end at midnight on August 10.

Consolidated Results

Mexico City, July 26, 2022 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa”, “the Group” or “the Company”), today announced results for the second quarter of 2022. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financials have been adjusted to reflect the impact of the TelevisaUnivision transaction. Results from the content assets included in the transaction are presented as discontinued operations.

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2022 and 2021, in millions of Mexican pesos:

	2Q’22	Margin	2Q’21	Margin	Change
		%		%	%
Net sales	18,533.5	100.0	18,473.9	100.0	0.3
Operating segment income[1]	7,045.7	37.8	7,411.4	39.8	(4.9)
1 The operating segment income margin is calculated as a percentage of segment net sales.
Net sales, increased by 0.3% to Ps.18,533.5 million in the second quarter of 2022 compared with Ps.18,473.9 million in the second quarter of 2021. This increase was driven by revenue growth at our MSO operations in Cable and the Other Businesses segment. Operating segment income decreased by 4.9%, translating into a 37.8% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2022 and 2021, in millions of Mexican pesos:

	2Q’22	Margin	2Q’21	Margin	Change
		%		%	%
Net sales	18,533.5	100.0	18,473.9	100.0	0.3
Net income	3,289.4	17.7	2,421.6	13.1	35.8
Net income attributable to stockholders of the Company	3,140.4	16.9	2,181.7	11.8	43.9
Segment net sales	18,632.8	100.0	18,602.8	100.0	0.2
Operating segment income (1)	7,045.7	37.8	7,411.4	39.8	(4.9)
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net income attributable to stockholders of the Company amounted to Ps.3,140.4 million in the second quarter of 2022, compared to Ps.2,181.7 million in the second quarter of 2021. The net increase of Ps.958.7 million, or 43.9%, reflected (i) a Ps.3,330.2 million increase in share of income of associates and joint ventures, net; (ii) a Ps.237.4 million decrease in other expense, net; and (iii) a Ps.90.9 million decrease in net income attributable to non-controlling interests.
These favorable variances were partially offset by (i) a Ps.1,201.5 million decrease in income from discontinued operations; (ii) a Ps.1,091.3 million increase in income taxes; (iii) a Ps.269.9 million decrease in operating income before depreciation and amortization; (iv) a Ps.74.5 million increase in depreciation and amortization; and (v) a Ps.62.6 million increase in finance expense, net.

Second-quarter Results by Business Segment

The following table presents second quarter consolidated results ended June 30, 2022 and 2021, for each of our business segments. Consolidated results for the second quarter of 2022 and 2021 are presented in millions of Mexican pesos.

Net Sales	2Q’22%		2Q’21%		Change %
Cable	11,750.0	63.1	11,981.6	64.4	(1.9)
Sky	5,140.1	27.6	5,570.1	29.9	(7.7)
Other Businesses	1,742.7	9.3	1,051.1	5.7	65.8
Segment Net Sales	18,632.8	100.0	18,602.8	100.0	0.2
Intersegment Operations[1]	(99.3)		(128.9)
Net Sales	18,533.5		18,473.9		0.3

Operating Segment Income[2]	2Q’22	Margin %	2Q’21	Margin %	Change %
Cable	4,951.8	42.1	5,020.1	41.9	(1.4)
Sky	1,702.3	33.1	2,242.7	40.3	(24.1)
Other Businesses	391.6	22.5	148.6	14.1	163.5
Operating Segment Income	7,045.7	37.8	7,411.4	39.8	(4.9)
Corporate Expenses	(285.2)	(1.5)	(381.0)	(2.0)	25.1
Depreciation and Amortization	(5,167.5)	(27.9)	(5,093.0)	(27.6)	(1.5)
Other expense, net	(40.9)	(0.2)	(278.3)	(1.5)	n/a
Intersegment Operations[1]	(0.4)	(0.0)	(0.4)	(0.0)	(0.0)
Operating Income	1,551.7	8.4	1,658.7	9.0	(6.5)
1For segment reporting purposes, intersegment operations are included in each of the segment operations.
2Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable

Total net additions for the quarter were over 325.2 thousand RGUs. We experienced quarterly growth in all services. Video and broadband RGUs increased by 79.1 thousand and 77.6 thousand respectively, maintaining the positive trend experienced over the last couple of quarters.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of June 30, 2022 and 2021.

RGUs	2Q’22 Net Adds	2Q’22	2Q’21
Video	79,147	4,334,648	4,214,596
Broadband	77,564	5,809,590	5,566,188
Voice	147,135	4,911,727	4,417,438
Mobile	21,376	194,354	120,777
Total RGUs	325,222	15,250,319	14,318,999

Second quarter sales decreased by 1.9% to Ps.11,750.0 million compared with Ps.11,981.6 million in the second quarter of 2021. During the quarter, year-on-year revenue growth of 3.8% at our MSO Operations was fully offset by a revenue decline of 18.8% at our Enterprise Operations.

Second quarter operating segment income decreased by 1.4% to Ps.4,951.8 million compared with Ps.5,020.1 million in the second quarter of 2021. The margin reached 42.1%. During the quarter, year-on-year operating segment income growth of 5.0% at our MSO Operations was fully offset by an operating segment income decline of 26.9% at our Enterprise Operations.

The following tables set forth the breakdown of revenue and operating segment income, excluding consolidation adjustments, for our MSO and Enterprise Operations for the second quarter of 2022 and 2021.

MSO Operations (1) Millions of Mexican pesos	2Q’22	2Q’21	Change %
Revenue	10,965.6	10,564.7	3.8
Operating Segment Income	4,697.7	4,474.7	5.0
Margin (%)	42.8	42.4

Enterprise Operations (1) Millions of Mexican pesos	2Q’22	2Q’21	Change %
Revenue	1,515.2	1,865.1	(18.8)
Operating Segment Income	492.3	673.6	(26.9)
Margin (%)	32.5	36.1
(1) These results do not include consolidation adjustments of Ps.730.8 million in revenue nor Ps.238.2 million in Operating Segment Income for the second quarter of 2022, neither the consolidation adjustments of Ps.448.2 million in revenue nor Ps.128.2 million in Operating Segment Income for the second quarter of 2021. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Second quarter sales and operating segment income in our MSO Operations increased by 3.8% and 5.0%, respectively, mainly driven by the 325.2 thousand RGUs net additions.

Second quarter sales and operating segment income in our Enterprise Operations decreased by 18.8% and 26.9%, respectively, mainly due to the conclusion of the “Red Jalisco” project in 2021. This was a sizable project which was developed for the Government of the State of Jalisco to build a fiber network owned by the State.

Sky

During the quarter, Sky had 255.9 thousand RGUs disconnections, mainly driven by the loss of 224.8 thousand video RGUs.

The following table sets forth the breakdown of RGUs per service type for Sky as of June 30, 2022 and 2021.

RGUs	2Q’22 Net Adds	2Q’22	2Q’21
Video	(224,877)	7,019,369	7,489,876
Broadband	(26,456)	692,767	707,115
Voice	(28)	531	685
Mobile	(4,589)	22,331	14,532
Total RGUs	(255,950)	7,734,998	8,212,208

Second quarter sales decreased by 7.7% to Ps.5,140.1 million compared with Ps.5,570.1 million in the second quarter of 2021, mainly explained by the year-on-year decline in RGUs and lower recharges at Sky’s prepaid packages.

Second quarter operating segment income decreased by 24.1% to Ps.1,702.3 million compared with Ps.2,242.7 million in the second quarter of 2021, driven by the lower revenue and the amortization of some initial costs and expenses related to the World Cup Qatar 2022. The margin was 33.1%.

Other Businesses

Second quarter sales increased by 65.8% to Ps.1,742.7 million compared with Ps.1,051.1 million in the second quarter of 2021. This increase was mainly explained by the ongoing economic reopening.

Second quarter operating segment income increased by 163.5% to Ps.391.6 million compared with Ps.148.6 million in the second quarter of 2021, reaching a margin of 22.5%.

Corporate Expense

Corporate expense decreased by Ps.95.8 million, or 25.1%, to Ps.285.2 million in the second quarter of 2022, from Ps.381.0 million in the second quarter of 2021. The decrease reflected a lower non-allocated expense in our current business segments, which was partially offset by a higher share-based compensation expense and employee profit sharing expenses.

Share-based compensation expense in the second quarter of 2022 and 2021 amounted to Ps.250.0 million and Ps.225.1 million, respectively, and was accounted for as corporate expense.
Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, decreased by Ps.237.4 million, or 85.3%, to Ps.40.9 million in the second quarter of 2022, from Ps.278.3 million in the second quarter of 2021. This decrease reflected primarily (i) the absence in the second quarter of 2022 of surcharges and other penalties paid in the second quarter of 2021 by two companies in our Sky and Cable segments resulting from income tax assessments of prior years; (ii) other income derived from an insurance  reimbursement in connection with expenses paid for legal advisory professional services; (iii) other income derived from a purchase price adjustment paid to us in connection with the disposition of our former 40% equity stake in OCESA Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations primarily in Mexico, which sale was concluded in December 2021; and (iv) a decrease in expense related to sanitary measures implemented to prevent COVID-19.

Other expense, net, for the second quarter of 2022 is comprised primarily of expenses related to asset dispositions, deferred compensation for certain officers of our Cable segment, and other non-recurrent expenses, which were partially offset by other income derived from an insurance reimbursement of expenses paid for legal and advisory professional services, and a purchase price adjustment paid to us in connection with the disposition of OCEN in 2021.

The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the three months ended June 30, 2022 and 2021.

Other Income (Expense), Net	2Q’22	2Q’21
Cash	94.8	(390.5)
Non-cash	(135.7)	112.2
Total	(40.9)	(278.3)

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the three months ended June 30, 2022 and 2021.

	2Q’22	2Q’21	Favorable (Unfavorable) change
Interest expense	(2,214.9)	(2,198.3)	(16.6)
Interest income	529.3	144.7	384.6
Foreign exchange gain, net	552.2	1,651.3	(1,099.1)
Other finance income (expense), net	64.5	(604.0)	668.5
Finance expense, net	(1,068.9)	(1,006.3)	(62.6)

Finance expense, net, increased by Ps.62.6 million, or 6.2%, to a Ps.1,068.9 million in the second quarter of 2022, from a Ps.1,006.3 million in the second quarter of 2021.

This increase reflected:

(i)
a Ps.1,099.1 million decrease in foreign exchange gain, net, resulting primarily from a 1.5% depreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar asset position in the second quarter of 2022, compared with a 2.9% appreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar liability position in the second quarter of 2021; and

(ii)
a Ps.16.6 million increase in interest expense, primarily due to the depreciation of the Mexican peso against the U.S. dollar in the second quarter of 2022, compared with an appreciation of the Mexican peso in the second quarter of 2021, which effect was partially offset by a decrease in interest expense derived from a lower average of principal amount of debt in the second quarter of 2022.

These unfavorable variances were partially offset by (i) a Ps.668.5 million favorable change in other finance income or expense, net, resulting from a gain in fair value of our derivative contracts in the second quarter of 2022; and (ii) a Ps.384.6 million increase in interest income explained primarily by a higher average amount of cash and cash equivalents in the second quarter of 2022.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.3,330.2 million, to Ps.4,218.6 million in second quarter of 2022, from Ps.888.4 million in the second quarter of 2021. This increase reflected primarily (i) an increase in our equity stake in TelevisaUnivision, Inc. (“TelevisaUnivision,” formerly known as Univision Holdings II, Inc.), from approximately 36% in the second quarter of 2021 to approximately 45% on an as-converted basis in the second quarter of 2022; (ii) a higher equity of TelevisaUnivision in the second quarter of 2022, primarily in connection with the TelevisaUnivision transaction closed on January 31, 2022; (iii) a quarterly dividend paid to us from our investment in preferred shares of TelevisaUnivision; and (iv) the reversal of a remaining impairment loss that we recognized in the first quarter of 2020 in connection with the carrying amount of our investment in common shares of TelevisaUnivision.

Share of income of associates and joint ventures, net, for the second quarter of 2022, includes primarily our share of income of TelevisaUnivision.

Income Taxes

Income taxes increased by Ps.1,091.3 million, to Ps.1,510.9 million in the second quarter of 2022, compared with Ps.419.6 million in the second quarter of 2021. This increase reflected primarily a higher income tax base, as well as an increase in our effective income tax rate.

Income from Discontinued Operations

In connection with the transaction that we closed with TelevisaUnivision on January 31, 2022 (the “TelevisaUnivision Transaction”), beginning in the first quarter of 2022, we present the results from disposed businesses as income from discontinued operations in our consolidated statements of income for any comparative period presented and for the month ended January 31, 2022.

Income from discontinued operations decreased by Ps.1,201.5 million, to Ps.98.9 million in the second quarter of 2022, from Ps.1,300.4 in the second quarter of 2021. This decrease reflected primarily the absence in the second quarter of 2022, of (i) net income of disposed businesses for the second quarter of 2021, and (ii) certain expenses and income taxes incurred by us in connection with the TelevisaUnivision Transaction in the second quarter of 2021.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.90.9 million, or 37.9%, to Ps.149.0 million in the second quarter of 2022, compared with Ps.239.9 million in the second quarter of 2021. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Cable and Sky segments.

Net income attributable to non-controlling interests for the second quarter of 2022, includes primarily net income attributable to non-controlling interests in our Cable and Sky segments.

Capital Expenditures

During the second quarter of 2022, we invested approximately U.S.$238.9 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for the second quarter of 2022 and 2021.

Capital Expenditures Millions of U.S. Dollars	2Q’22	2Q’21
Cable	183.9	206.0
Sky	54.9	54.9
Other Businesses	0.1	12.7
Continuing operations	238.9	273.6
Discontinued operations	-	6.5
Total	238.9	280.1

Debt and Lease Liabilities

The following table sets forth our total debt and lease liabilities as of June 30, 2022 and December 31, 2021. Amounts are stated in millions of Mexican pesos.

	June 30, 2022	December 31, 2021	Increase (Decrease)
Current portion of long-term debt	1,000.0	4,106.4	(3,106.4)
Long-term debt, net of current portion	112,720.2	121,685.7	(8,965.5)
Total debt (1)	113,720.2	125,792.1	(12,071.9)
Current portion of long-term lease liabilities	1,451.4	1,478.4	(27.0)
Long-term lease liabilities, net of current portion	7,135.4	8,202.2	(1,066.8)
Total lease liabilities	8,586.8	9,680.6	(1,093.8)
Total debt and lease liabilities	122,307.0	135,472.7	(13,165.7)
(1) As of June 30 of 2022 and December 2021, total debt is presented net of finance costs in the amount of Ps.1,107.7 million and Ps.1,207.1 million, respectively.

In May 2022, TVI, one of our businesses in our Cable segment, repaid at maturity all of its outstanding indebtedness in Mexican pesos in the amount of Ps.549.8 million.

As of June 30, 2022, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, temporary investments, and non-current investments in financial instruments) was Ps.59,098.7 million. As of June 30, 2022, the non-current investments in financial instruments amounted to an aggregate of Ps.3,316.1million.

Dividend

In April 2022, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2022 in the aggregate amount of Ps.1,053.4 million.

Shares Outstanding

As of June 30, 2022 and December 31, 2021, our shares outstanding amounted to 332,267.7 million and 329,295.9 million shares, respectively, and our CPO equivalents outstanding amounted to 2,839.9 million and 2,814.5 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2022 and December 31, 2021, the GDS (Global Depositary Shares) equivalents outstanding amounted to 568.0 million and 562.9 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

During the second quarter of 2022, Televisa was ratified as a constituent of the S&P/BMV Total Mexico ESG Index, developed by S&P Dow Jones and the Mexican Stock Exchange. The index is designed to measure the performance of stocks that meet certain sustainability criteria. It uses a rules-based selection criteria based on relevant environmental, social, and corporate governance principles to choose its constituents.

COVID-19 Impact

For the quarter ended June 30, 2022, the financial crisis caused by the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.
We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for our products across our segments as our clients and customers reduce or defer their spending.
Most non-essential economic activities are open. Notwithstanding the foregoing, authorities may again impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.

The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2021, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
 (Millions of Mexican Pesos)

	June 30,		December 31,
	2022		2021
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	59,892.2	Ps.	25,828.2
Trade notes and accounts receivable, net		9,051.8		13,093.0
Other accounts and notes receivable, net		653.2		1,026.2
Income taxes receivable		6,996.0		7,262.0
Other recoverable taxes		6,475.6		9,418.0
Derivative financial instruments		115.4		0.1
Due from related parties		1,093.4		874.9
Transmission rights and programming		431.6		7,591.7
Inventories		2,211.7		2,212.9
Contract costs		1,762.2		1,782.7
Assets held for sale		4,396.9		-
Other current assets		2,939.8		4,169.3
Total current assets		96,019.8		73,259.0

Non-current assets:
Trade notes and accounts receivable, net of current portion		385.1		385.1
Due from related parties		6,018.0		-
Derivative financial instruments		501.3		133.2
Transmission rights and programming		1,022.8		12,841.0
Investments in financial instruments		3,321.3		6,076.1
Investments in associates and joint ventures		63,724.7		26,704.2
Property, plant and equipment, net		85,914.0		87,922.1
Right-of-use assets, net		6,723.9		7,604.6
Intangible assets, net		41,236.7		42,255.9
Deferred income tax assets		15,690.7		33,173.1
Contract costs		3,448.3		3,215.6
Other assets		261.5		172.2
Total non-current assets		228,248.3		220,483.1
Total assets	Ps.	324,268.1	Ps.	293,742.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Millions of Mexican Pesos)

	June 30,		December 31,
	2022		2021
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	1,000.0	Ps.	4,106.4
Interest payable		1,925.4		2,034.6
Current portion of lease liabilities		1,451.4		1,478.4
Derivative financial instruments		-		149.1
Trade accounts payable and accrued expenses		18,050.9		22,874.3
Customer deposits and advances		1,955.8		8,998.5
Advances from TelevisaUnivision		2,080.6		-
Income taxes payable		4,228.4		7,680.8
Other taxes payable		2,402.9		4,417.0
Employee benefits		1,151.2		2,332.3
Due to related parties		104.1		82.1
Liabilities related to assets held for sale		2,975.6		-
Other current liabilities		1,616.8		2,516.0
Total current liabilities		38,943.1		56,669.5
Non-current liabilities:
Long-term debt, net of current portion		112,720.2		121,685.7
Lease liabilities, net of current portion		7,135.4		8,202.2
Derivative financial instruments		-		23.8
Advance from TelevisaUnivision		5,321.8		-
Income taxes payable		-		104.8
Deferred income tax liabilities		3,225.2		2,210.7
Post-employment benefits		798.6		1,913.7
Other long-term liabilities		1,793.5		6,407.7
Total non-current liabilities		130,994.7		140,548.6
Total liabilities		169,937.8		197,218.1

EQUITY
Capital stock		4,836.7		4,836.7
Additional paid-in capital		15,889.8		15,889.8
		20,726.5		20,726.5
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		84,118.9		80,023.4
Net income for the period		55,782.5		6,055.8
		142,040.4		88,218.2
Accumulated other comprehensive loss, net		(11,518.1)		(13,622.0)
Shares repurchased		(12,401.2)		(14,205.1)
		118,121.1		60,391.1
Equity attributable to stockholders of the Company		138,847.6		81,117.6
Non-controlling interests		15,482.7		15,406.4
Total equity		154,330.3		96,524.0
Total liabilities and equity	Ps.	324,268.1	Ps.	293,742.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(Millions of Mexican Pesos)

		Three months ended June 30,			Six months ended June 30,
	2022		2021		2022		2021
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Continuing operations:
Net sales	Ps.	18,533.5	Ps.	18,473.9	Ps.	37,142.7	Ps.	36,496.2
Cost of sales		11,848.2		11,899.8		23,675.0		23,283.0
Selling expenses		2,097.8		1,970.6		4,231.0		3,947.7
Administrative expenses		2,994.9		2,666.5		5,838.4		5,430.8
Income before other expense		1,592.6		1,937.0		3,398.3		3,834.7
Other expense, net		(40.9)		(278.3)		(209.3)		(355.9)
Operating income		1,551.7		1,658.7		3,189.0		3,478.8
Finance expense		(2,214.9)		(2,802.3)		(6,826.7)		(5,224.8)
Finance income		1,146.0		1,796.0		868.2		602.5
Finance expense, net		(1,068.9)		(1,006.3)		(5,958.5)		(4,622.3)
Share of income of associates and joint ventures, net		4,218.6		888.4		4,684.0		940.2
Income (loss) before income taxes		4,701.4		1,540.8		1,914.5		(203.3)
Income tax (expense) benefit		(1,510.9)		(419.6)		(632.8)		343.3
Net income from continuing operations		3,190.5		1,121.2		1,281.7		140.0
Discontinued operations:
Income from discontinued operations, net		98.9		1,300.4		54,864.3		1,955.8
Net income	Ps.	3,289.4	Ps.	2,421.6	Ps.	56,146.0	Ps.	2,095.8

Net income attributable to:
Stockholders of the Company	Ps.	3,140.4	Ps.	2,181.7	Ps.	55,782.5	Ps.	1,597.3
Non-controlling interests		149.0		239.9		363.5		498.5
Net income	Ps.	3,289.4	Ps.	2,421.6	Ps.	56,146.0	Ps.	2,095.8

Basic earnings (loss) per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	1.04	Ps.	0.32	Ps.	0.33	Ps.	(0.12)
Discontinued operations		0.07		0.46		19.38		0.69
Total	Ps.	1.11	Ps.	0.78	Ps.	19.71	Ps.	0.57

(1)
The Group’s comparative consolidated statements of income for the six months ended June 30, 2022 and 2021, have been prepared to reflect the discontinued operations following the transaction concluded by the Group with TelevisaUnivision on January 31, 2022. Accordingly, the results from consolidated statement of income for the six months ended June 30, 2021, has been modified from that previously reported by the Company, to present the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B. (Registrant)

Dated: July 27, 2022	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel